PREMIUM NICKEL RESOURCES LTD. ANNOUNCES

EXTENSION OF WARRANTS ISSUED IN APRIL 2021

Toronto, Ontario, April 13, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") announces that the Company has made an application to the TSX Venture Exchange to extend to October 16, 2023 the expiry date of a total of 643,299 common share purchase warrants of the Company (collectively, the "Subject Warrants"), which are scheduled to expire on April 16, 2023. Each of the Subject Warrants entitles the holder thereof to purchase one common share of the Company at a price of CDN$1.75 per share (on a post-consolidation basis).

The Subject Warrants were issued pursuant to a private placement consisting of an aggregate 8,290,665 common shares in the capital of the Company and one-half of one common share purchase warrant totalling 4,145,331 share purchase warrants with an original exercise price of $0.35 (see news release of the Company dated April 20, 2021). The Company subsequently completed a 5:1 consolidation in August 2022. Since then, 185,766 out of 829,064 warrants (on a post-consolidated basis) have been exercised.

Other than the proposed extension of the Subject Warrants from April 16, 2023, to October 16, 2023, all other terms and conditions of the Subject Warrants remain unchanged. The extension of the Subject Warrants remains subject to the approval of the TSX Venture Exchange.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that focuses on discovering and advancing high-quality nickel, copper and cobalt resources. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

Our global strategy is to identify the most promising Ni-Cu-Co-PGE projects and acquire or invest in opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource acts as well as rule-of-law. Our portfolio includes various global projects (Botswana, Greenland, Canada and Morocco) that complements our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has collectively worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to, the timing and ability of the Company (if at all) to obtain the final approval of the Amendment from the TSX Venture Exchange. Actual results could differ materially due to a number of factors, including, without limitation, the ability of the Company to complete the Amendment or to satisfy the requirements of the TSX Venture Exchange with respect to the Amendment; the timing and ability to complete the Amendment on the terms described herein (if at all). Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking information made in this news release concerning the Company, see (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.